FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated May 29, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: May 29, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	May 29, 2013

Consolidated Net Revenue grows by 14% to Rs.188,818 crores in FY 2012-13

Consolidated PBT at Rs.13,633 crores

Consolidated Financial Results for the Quarter and Year ended March 31, 2013

Mumbai May 29, 2013: Tata Motors today reported Consolidated revenues (net of excise) of Rs.56,002 crores for the quarter ended March 31, 2013, a growth of 10.0% over Rs.50,908 crores for the corresponding quarter of the previous year, despite a weak operating environment in the standalone business which was more than offset by strong demand, growth in volumes, favourable market mix and favourable operating foreign exchange at Jaguar Land Rover (JLR). The Consolidated Profit Before Tax for the quarter was Rs.4,694 crores, as compared to Rs.4,424 crores for the corresponding quarter of the previous year and the Consolidated Profit (after tax and post minority interest and profit in respect of associate companies) for the quarter was Rs.3,945 crores as compared to Rs.6,234 crores for the corresponding quarter of the previous year.

The Consolidated revenue (net of excise) for FY 2012-13, was Rs.1,88,818 crores, posting a growth of 14.0% over Rs.1,65,654 crores for the corresponding period last year. The Consolidated Profit Before Tax for the year was Rs.13,633 crores, compared to Rs.13,534 crores for the corresponding period last year. The Consolidated Profit for the year (after tax and post minority interest and profit in respect of associate companies) was Rs.9,893 crores, compared to Rs.13,517 crores in the corresponding period last year.

During the quarter and year ended March 31, 2012, JLR had accounted credit of GBP 225 million (Rs.1,794 crores) for past income tax losses.

Tata Motors Stand-alone Financial Results for the Quarter and Year ended March 31, 2013

The sales (including exports) of commercial and passenger vehicles for the quarter ended March 31, 2013, stood at 1,97,056 units, a decline of 31.1% as compared to the corresponding period last year. Weak macro-economic environment and competitive pressures on pricing, continued to impact the operations during the quarter. Standalone revenues (net of excise) for the quarter ended March 31, 2013 stood at Rs.11,068 crores, as compared to Rs.16,391 crores for the corresponding quarter of the previous year. The operating margin was 3.6% for the quarter ended March 31, 2013, as compared to 9.5% in a strong quarter; corresponding period last year. Loss Before Tax and Loss After Tax for the quarter ended March 31, 2013 was Rs.485 crores and Rs.312 crores, respectively, against the Profit Before Tax and Profit After Tax of Rs.652 crores and Rs.565 crores, respectively, for the corresponding quarter last year.

The revenues (net of excise) for FY 2012-13, were Rs.44,766 crores as compared to Rs.54,307 crores in the corresponding period last year. The Operating margin for the year stood at 4.8%. Profit Before Tax for the year was Rs.175 crores, compared to Rs.1,341 crores for the corresponding period last year. The Profit Before Tax for the period included dividend from Jaguar Land Rover and other subsidiaries amounting to Rs.1,584 crores (Rs.114 crores in the corresponding period last year). The Standalone Profit After Tax for the year was Rs.302 crores, as compared to Rs.1,242 crores in the corresponding period last year.

In the domestic market, the commercial vehicles sales for the year ended March 31, 2013, stood at 5,36,232 units, driven by the LCV segment, and the Company’s overall market share in commercial vehicles stood at 59.5% for the year. The passenger vehicles sales, stood at 229,325 units for the year ended March 31, 2013, and the overall market share stood at 8.9%.

Jaguar Land Rover Automotive plc – (figures as per IFRS)

JLR wholesales for the quarter ended March 31, 2013, grew 18.7% over corresponding period last year to 116,340 units, its strongest ever quarterly global sales performance reflective of growth across its markets. Of this, the Jaguar volumes for the period stood at 21,163 units (growth of 49.9% over corresponding period last year) and Land Rover volumes at 95,177 units (growth of 13.4% over corresponding period last year). Strong growth follows the introduction of new products, smaller engine options, and new all-wheel drive in XF and XJ.

Revenues for the quarter ended March 31, 2013, of GBP 5,053 million represented a growth of 21.9% over GBP 4,144 million during the corresponding quarter last year. Operating profit (EBITDA) at GBP 856 million in the quarter, represented a growth of 41.5% over GBP 605 million during the corresponding quarter last year. The Profit Before Tax for the quarter ended March 31, 2013, was GBP 508 million (GBP 530 million in the corresponding quarter last year). Profit After Tax for the quarter is GBP 378 million (GBP 696 million in the corresponding quarter last year).

The revenues for the year ended March 31, 2013, were GBP 15,784 million as compared to GBP 13,512 million in the corresponding period last year. The Operating profit and margin for FY 2012-13, stood at GBP 2,402 million and 15.2% respectively reflecting volume increase, favourable exchange rate, richer product mix supported by launch of new Range Rover, richer market mix supported by continued growth in China Higher EBITDA is partially offset by increase in Depreciation and amortisation and exchange on revaluation of loans, resulting in a lower growth in Profit Before Tax. Profit Before Tax for year ended March 31, 2013, were GBP 1,675 million (GBP 1,507 million for the corresponding period last year). Profit Before Tax is offset by a higher tax charge, which is a consequence of the recognition of a deferred tax asset in the quarter ended March 31, 2012. Profit After Tax for the year ended March 31, 2013, were GBP 1,215 million, (GBP 1,481 million for the corresponding period last year).

JLR issued new 10 year bond of USD 500 million at 5.625% p.a. during January 2013.

TML Holdings Pte. Ltd, a wholly owned subsidiary of Tata Motors Limited, and parent company of Jaguar Land Rover Automotive PLC issued 5 year Senior notes of SGD 350 million at 4.25% during May 2013.

Tata Daewoo – (figures as per Korean GAAP)

Tata Daewoo Commercial Vehicles Co. Ltd. registered net revenues of KRW 824 billion and recorded a Loss After Tax of KRW 9 billion in the year ended March 31, 2013 after considering a one time provision under Korean GAAP in consequence of a court judgment which is being contested.

Tata Motors Finance

Tata Motors Finance Ltd, the Company’s captive financing subsidiary, registered net revenue from operations of Rs.2,890 crores and reported a Profit After Tax of Rs.309 crores for the year ended March 31, 2013 ( a growth of 29 % over the corresponding period last year at Rs 240 crores)

Dividend

Considering the overall performance and results and also having regard to the continued weak operating environment in the standalone business, the Board of Directors has taken a prudent view and recommended a lower dividend of Rs.2 /- per Ordinary Share of Rs.2/- each and Rs.2.10 per ‘A’ Ordinary Shares of Rs.2/- each for FY 2012-13 (previous year Rs.4/- per Ordinary Share of Rs.2/- each and Rs.4.10 per ‘A’ Ordinary Shares of Rs.2/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.

News Release — 2	Consolidated Financial Results	May 29, 2013

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I	(Rs. in crores)

STATEMENT OF CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED MARCH 31, 2013

Particulars				Quarter ended
				March 31,	December 31,	March 31,	Year ended March 31,
				2013	2012	2012	2013	2012
				Unaudited	Unaudited	Unaudited	Audited	Audited
1		Income from operations
	(a)	Sales / Income from operations		57,082.98	47,054.26	52,178.83	192,419.16	169,877.61
		Less : Excise duty		1,241.48	1,232.95	1,570.19	4,766.32	5,023.09
		Net Sales / Income from operations		55,841.50	45,821.31	50,608.64	187,652.84	164,854.52
	(b)	Other operating income		160.14	268.19	299.26	1,164.79	799.97
		Total income from operations (net)		56,001.64	46,089.50	50,907.90	188,817.63	165,654.49
2		Expenses
	(a)	Cost of materials consumed		30,718.87	28,400.83	30,211.57	111,600.44	100,797.44
	(b)	Purchase of products for sale		3,088.85	2,705.54	2,909.69	11,752.07	11,205.86
	(c)	Changes in inventories of finished goods,
		work-in-progress and products for sale		1,371.35	(1,434.99)	277.88	(3,031.43)	(2,535.72)
	(d)	Employee benefits expense		4,422.39	4,352.91	3,633.21	16,584.05	12,298.45
	(e)	Depreciation and amortisation		2,339.07	2,069.97	1,535.40	7,569.30	5,625.38
	(f)	Product development / Engineering expenses		527.93	486.50	434.60	2,021.59	1,389.23
	(g)	Other expenses		10,361.85	8,453.91	9,024.09	35,535.58	28,453.97
	(h)	Amount capitalised		(2,291.11)	(2,532.49)	(2,327.62)	(10,191.97)	(8,265.98)
		Total expenses		50,539.20	42,502.18	45,698.82	171,839.63	148,968.63
3		Profit from operations before other income, finance costs and exceptional items (1 - 2)		5,462.44	3,587.32	5,209.08	16,978.00	16,685.86
4		Other income		177.47	188.64	158.58	811.53	661.77
5		Profit from ordinary activities before finance costs and exceptional items (3 + 4)		5,639.91	3,775.96	5,367.66	17,789.53	17,347.63
6		Finance costs		967.02	934.58	772.09	3,553.34	2,982.22
7		Profit from ordinary activities after finance costs but before exceptional items (5 - 6)		4,672.89	2,841.38	4,595.57	14,236.19	14,365.41
8		Exceptional items
	(a)	Exchange loss / (gain) (net) including on revaluation of foreign currency borrowings, deposits and loans		(83.71)	173.53	(6.18)	515.09	654.11
	(b)	Impairment of Intangibles and other costs		62.26	—	177.43	87.62	177.43
9		Profit from ordinary activities before tax (7 - 8)		4,694.34	2,667.85	4,424.32	13,633.48	13,533.87
10		Tax expense / (credit)		882.69	1,031.84	(1,826.08)	3,770.99	(40.04)
11		Net profit from ordinary activities after tax (9 - 10)		3,811.65	1,636.01	6,250.40	9,862.49	13,573.91
12		Extraordinary items (net of tax expenses Rs.Nil)		—	—	—	—	—
13		Net profit for the period (11 + 12)		3,811.65	1,636.01	6,250.40	9,862.49	13,573.91
14		Share of profit of associates (net)		151.65	6.68	7.53	113.79	24.92
15		Minority interest		(17.83)	(15.19)	(23.93)	(83.67)	(82.33)
16		Net profit after taxes, minority interest and share of profit of associates (13 + 14 + 15)		3,945.47	1,627.50	6,234.00	9,892.61	13,516.50
17		Paid-up equity share capital (face value of Rs.2 each)		638.07	638.00	634.75	638.07	634.75
18		Reserves excluding Revaluation Reserve (refer note 8 below)					36,959.63	31,970.85
19		Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	12.35	5.09	19.63	31.02	42.58
	(b)	Diluted EPS before and after extraordinary items	Rs.	12.27	5.07	18.75	30.94	40.71
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	12.45	5.19	19.73	31.12	42.68
	(b)	Diluted EPS before and after extraordinary items	Rs.	12.37	5.17	18.85	31.04	40.81

				(Not annualised)	(Not annualised)	(Not annualised)

PART II

SELECT INFORMATION FOR THE QUARTER / YEAR ENDED MARCH 31, 2013

Particulars			Quarter ended
			March 31,	December 31,	March 31,	Year ended March 31,
			2013	2012	2012	2013	2012
			Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	127,00,08,831	131,62,15,306	131,91,28,890	127,00,08,831	131,91,28,890
	-	Percentage of shareholding (refer note 10 below)	46.90%	48.61%	49.00%	46.90%	49.00%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,77,06,033	47,77,05,603	46,33,32,667	47,77,06,033	46,33,32,667
	-	Percentage of shareholding	99.12%	99.12%	96.14%	99.12%	96.14%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	7,10,00,000	7,10,00,000	7,85,00,000	7,10,00,000	7,85,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	7.55%	7.55%	8.38%	7.55%	8.38%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	2.62%	2.62%	2.92%	2.62%	2.92%
	(b)	Non-encumbered
	-	Number of shares	86,90,56,205	86,90,56,205	85,85,56,205	86,90,56,205	85,85,56,205
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	92.45%	92.45%	91.62%	92.45%	91.62%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	32.09%	32.09%	31.90%	32.09%	31.90%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	42,53,587	42,53,587	1,86,00,448	42,53,587	1,86,00,448
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	0.88%	0.88%	3.86%	0.88%	3.86%

		Particulars	Quarter ended March 31, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	8
		Received during the quarter	19
		Disposed off during the quarter	26
		Remaining unresolved at the end of the quarter	1

Notes:-

1)	Consolidated Statement of Assets and Liabilities :

				(Rs. in crores)
			As at March 31,
Particulars			2013	2012
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	638.07	634.75
	(b)	Reserves and surplus (refer note 8 below)	36,999.23	32,063.75

		Sub-total - Shareholders’ funds	37,637.30	32,698.50

2.	MINORITY INTEREST		370.48	307.13

3.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	32,110.07	27,962.48
	(b)	Deferred tax liabilities (Net)	2,019.49	2,165.07
	(c)	Other long-term liabilities	3,284.06	2,297.57
	(d)	Long-term provisions	8,319.15	6,232.39

		Sub-total - Non-current liabilities	45,732.77	38,657.51

4.	CURRENT LIABILITIES
	(a)	Short-term borrowings	11,612.21	10,741.59
	(b)	Trade payables	44,780.14	36,686.32
	(c)	Other current liabilities	22,140.96	19,069.78
	(d)	Short-term provisions	7,752.59	6,770.38

		Sub-total - Current liabilities	86,285.90	73,268.07

		TOTAL - EQUITY AND LIABILITIES	170,026.45	144,931.21

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	69,483.61	56,212.50
	(b)	Goodwill (on consolidation)	4,102.37	4,093.74
	(c)	Non-current investments	1,515.40	1,391.54
	(d)	Deferred tax assets (net)	4,428.93	4,539.33
	(e)	Long-term loans and advances	15,465.46	13,657.95
	(f)	Other non-current assets	1,023.95	574.68

		Sub-total - Non-current assets	96,019.72	80,469.74

2.	CURRENT ASSETS
	(a)	Current investments	7,542.32	7,526.17
	(b)	Inventories	20,969.01	18,216.02
	(c)	Trade receivables	10,942.66	8,236.84
	(d)	Cash and bank balances	21,112.67	18,238.13
	(e)	Short-term loans and advances	12,608.46	11,337.22
	(f)	Other current assets	831.61	907.09

		Sub-total - Current assets	74,006.73	64,461.47

		TOTAL - ASSETS	170,026.45	144,931.21

2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
3)	During the quarter ended March 31, 2013 :
(a)	Jaguar Land Rover Automotive Plc., an indirect subsidiary of the Company, has issued US$ 500 million (approximately Rs.2,690.94 crores), 5.625% Senior Notes due 2023.
(b)	Jaguar Land Rover Automotive Plc. and its subsidiaries, have invested CNY 700 million (approximately Rs.604.45 crores) in the joint venture company in China.
4)	Subsequent to the year ended March 31, 2013 :
(a)	The Company has allotted 1,17,89,695 Ordinary shares upon conversion of 306, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
(b)	TML Holdings Pte Ltd, Singapore, a subsidiary of the Company, has issued S$ 350 million (approximately Rs.1,531.33 crores), 4.25% Senior Notes due 2018.

5)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
6)	(a)	During the quarter ended March 31, 2012, a subsidiary company in the UK recognized credit for past income tax losses of GBP 225 million (Rs.1,793.66 crores) in the Profit and Loss Statement.
	(b)	The tax expense is not comparable with the profit before tax, since it is consolidated on a line-by-line addition for each subsidiary company and no tax effect is recorded in respect of consolidation adjustments. This accounting treatment is as per Accounting Standard (AS)-21.

7)	During the quarter and year ended March 31, 2013, an amount of Rs.1,524.75 crores (net of tax) and Rs.2,354.13 crores (net of tax) respectively have been debited [Rs.784.56 crores (net of tax) and Rs.128.12 crores (net of tax) for the quarter and year ended March 31, 2012 respectively have been credited], in “Reserves and Surplus”, representing changes in actuarial valuation of pension plans of a subsidiary company in the UK, in accordance with IFRS principles and permitted by AS 21 in the consolidated financial statements. This treatment is consistent with the accounting principles followed by subsidiary company in UK, under IFRS.

8)	Pursuant to the announcement by the Council of the Institute of Chartered Accountants of India in March 2013, the balance in “Foreign Currency Monetary Item Translation Difference Account (net)” of Rs.451.43 crores (debit) as at March 31, 2012, has been reclassified to Reserves and surplus. This was earlier shown as a separate line item in the Balance Sheet.

9)	Automotive operations of the Company and its consolidated subsidiaries represent the reportable segment, rest are classified as ‘Others’.

Automotive segment consists of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. Others primarily include engineering solutions and software operations.

(Rs. in crores)
		Quarter ended
		March 31,	December 31,	March 31,	Year ended March 31,
		2013	2012	2012	2013	2012
		Unaudited	Unaudited	Unaudited	Audited	Audited
A.	Segment revenues :
	Total income from operations (net)
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	12,951.49	12,345.19	17,673.99	50,919.99	59,921.24
	- Jaguar and Land Rover	42,784.78	33,456.70	33,019.91	136,822.17	104,750.93
	Less: Intra segment eliminations	(28.19)	(22.86)	(43.11)	(93.31)	(67.89)

	-Total	55,708.08	45,779.03	50,650.79	187,648.85	164,604.28
II.	Others	595.39	592.92	558.52	2,265.92	1,948.58

	Total segment revenue	56,303.47	46,371.95	51,209.31	189,914.77	166,552.86
	Less: Inter segment revenue	(301.83)	(282.45)	(301.41)	(1,097.14)	(898.37)

	Net income from operations	56,001.64	46,089.50	50,907.90	188,817.63	165,654.49

B.	Segment results before other income, finance costs, exceptional items and tax :
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	96.76	137.92	1,531.85	1,736.89	4,152.00
	- Jaguar and Land Rover	5,287.23	3,394.96	3,655.99	14,975.61	12,359.45
	Less: Intra segment eliminations	—	—	—	—	—

	-Total	5,383.99	3,532.88	5,187.84	16,712.50	16,511.45
II.	Others	103.49	83.69	80.26	375.68	294.88

	Total segment results	5,487.48	3,616.57	5,268.10	17,088.18	16,806.33
	Less: Inter segment eliminations	(25.04)	(29.25)	(59.02)	(110.18)	(120.47)

	Net segment results	5,462.44	3,587.32	5,209.08	16,978.00	16,685.86
	Add / (Less) : Other income	177.47	188.64	158.58	811.53	661.77
	Add / (Less) : Finance costs	(967.02)	(934.58)	(772.09)	(3,553.34)	(2,982.22)
	Add / (Less) : Exceptional items	21.45	(173.53)	(171.25)	(602.71)	(831.54)

	Total profit before tax	4,694.34	2,667.85	4,424.32	13,633.48	13,533.87

		As at December 31, 2012	As at March 31,
			2013	2012
		Unaudited	Audited	Audited
C.	Capital employed (segment assets less segment liabilities) :
I.	Automotive and related activity
	- Tata and other brands vehicles / spares and financing thereof	43,495.45	41,148.27	38,062.56
	- Jaguar and Land Rover	41,280.31	41,258.27	31,265.66
	Less: Intra segment eliminations	—	—	—

	-Total	84,775.76	82,406.54	69,328.22
II.	Others	1,087.08	971.69	980.75

	Total capital employed	85,862.84	83,378.23	70,308.97
	Less: Inter segment eliminations	(499.29)	(524.61)	(414.12)

	Net segment capital employed	85,363.55	82,853.62	69,894.85
	Add / (Less) : Unallocable assets / (liabilities) (net)	(42,975.58)	(45,216.32)	(37,196.35)

	Capital employed	42,387.97	37,637.30	32,698.50

10)	The percentage of Public shareholding of Ordinary shares as on March 31, 2013 excludes 18.39% (16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.
11)	The Board of Directors has recommended dividend of Rs.2/- per Ordinary Share of Rs.2/- each and Rs.2.10/- per ‘A’ Ordinary Shares of Rs.2/- each for the financial year 2012-13 (previous year Rs.4/- per Ordinary Share of Rs.2/- each and Rs.4.10/- per ‘A’ Ordinary Shares of Rs.2/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
12)	Figures for the quarter ended March 31, 2013 and March 31, 2012 represent the difference between the audited figures in respect of full financial years and the unaudited figures of nine months ended December 31, 2012 and December 31, 2011, respectively.
13)	The Statutory Auditors have carried out an audit of the above results for the year ended March 31, 2013.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2013.

Tata Motors Limited

Cyrus P Mistry
Mumbai, May 29, 2013	Chairman

News Release — 3	Stand Alone Financial Results	May 29, 2013

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

PART I

STATEMENT OF STANDALONE AUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED MARCH 31, 2013

Particulars		Quarter ended
		March 31,	December 31,	March 31,	Year ended March 31,
		2013	2012	2012	2013	2012
(A)
1	Vehicle sales: (in Nos.) (includes traded vehicles)
	Commercial vehicles	1,46,206	1,38,963	1,55,672	5,36,232	5,30,204
	Passenger cars and Utility vehicles	39,428	54,675	1,12,470	2,29,325	3,33,044
	Exports	11,422	11,653	17,877	50,938	63,105

		1,97,056	2,05,291	2,86,019	8,16,495	9,26,353

2	Vehicle production: (in Nos.)
	Commercial vehicles	1,49,833	1,48,976	1,66,871	5,78,691	5,91,262
	Passenger cars and Utility vehicles	32,015	42,017	98,664	1,94,547	2,86,537

		1,81,848	1,90,993	2,65,535	7,73,238	8,77,799

		( Rs. in crores)
		Audited	Audited	Audited	Audited	Audited
(B)
1	Income from operations
	(a) Sales / Income from operations	12,046.42	11,584.57	17,824.07	48,927.05	58,919.78
	Less: Excise duty	1,109.14	1,055.91	1,526.94	4,554.01	4,914.38
	Net sales / Income from operations	10,937.28	10,528.66	16,297.13	44,373.04	54,005.40
	(b) Other operating income	130.51	101.43	93.59	392.68	301.16
	Total Income from operations (net)	11,067.79	10,630.09	16,390.72	44,765.72	54,306.56
2	Expenses
	(a) Cost of materials consumed	6,186.35	6,521.02	9,651.56	27,244.28	33,894.82
	(b) Purchase of products for sale	1,663.10	1,137.91	2,005.62	5,864.45	6,433.95
	(c) Changes in inventories of finished goods, work-in-progress and products for sale	400.64	348.41	380.47	(143.60)	(623.84)
	(d) Employee benefits expense	649.52	731.43	692.48	2,837.00	2,691.45
	(e) Depreciation and amortisation	458.73	482.38	433.42	1,817.62	1,606.74
	(f) Product development / Engineering expenses	182.76	88.52	75.00	425.76	234.25
	(g) Other expenses	2,000.04	1,920.43	2,362.59	7,773.65	8,405.51
	(h) Amount capitalised	(233.96)	(262.89)	(263.27)	(953.80)	(907.13)
	Total expenses	11,307.18	10,967.21	15,337.87	44,865.36	51,735.75
3	Profit / (loss) from operations before other income, finance costs and exceptional items (1 - 2)	(239.39)	(337.12)	1,052.85	(99.64)	2,570.81
4	Other income	90.02	111.80	134.29	2,088.20	574.08
5	Profit / (loss) from ordinary activities before finance costs and exceptional items (3 + 4)	(149.37)	(225.32)	1,187.14	1,988.56	3,144.89
6	Finance costs	333.95	367.81	324.86	1,387.76	1,218.62
7	Profit / (loss) from ordinary activities after finance costs but before exceptional items (5 - 6)	(483.32)	(593.13)	862.28	600.80	1,926.27
8	Exceptional items
	(a) Exchange loss (net) including on revaluation of foreign currency borrowings, deposits and loans	14.17	8.15	80.22	263.12	455.24
	(b) Provision for loan given to a subsidiary	70.00	—	130.00	245.00	130.00
	(c) Profit on sale of a division	(82.25)	—	—	(82.25)	—
9	Profit / (loss) from ordinary activities before tax (7 - 8)	(485.24)	(601.28)	652.06	174.93	1,341.03
10	Tax expense / (credit)	(173.09)	(142.79)	86.80	(126.88)	98.80

11	Net profit / (loss) from ordinary activities after tax (9 - 10)			(312.15)	(458.49)	565.26	301.81	1,242.23
12	Extraordinary items (net of tax expenses Rs.Nil)			—	—	—	—	—
13	Net profit / (loss) for the period (11 + 12)			(312.15)	(458.49)	565.26	301.81	1,242.23
14	Paid-up equity share capital (face value of Rs.2 each)			638.07	638.00	634.75	638.07	634.75
15	Reserves excluding Revaluation Reserve (refer note 7 below)						18,473.46	18,709.16
16	Earnings per share (EPS)
	A.	Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	(0.98)	(1.44)	1.77	0.93	3.90
	(b)	Diluted EPS before and after extraordinary items	Rs.	(0.98)	(1.44)	1.70	0.93	3.77
	B.	‘A’ Ordinary shares
	(a)	Basic EPS before and after extraordinary items	Rs.	(0.98)	(1.44)	1.87	1.03	4.00
	(b)	Diluted EPS before and after extraordinary items	Rs.	(0.98)	(1.44)	1.80	1.03	3.87

				(Not annualised)	(Not annualised)	(Not annualised)

17	Debt service coverage ratio (no. of times) [refer note 5 (a) below]						0.10	0.44
18	Interest service coverage ratio (no. of times) [refer note 5 (b) below]						1.29	2.77

PART II

SELECT INFORMATION FOR THE QUARTER / YEAR ENDED MARCH 31, 2013

Particulars			Quarter ended
			March 31,	December 31,	March 31,	Year ended March 31,
			2013	2012	2012	2013	2012
			Audited	Audited	Audited	Audited	Audited
A	PARTICULARS OF SHAREHOLDING
1	Public shareholding
	A.	Ordinary shares
	-	Number of shares	127,00,08,831	131,62,15,306	131,91,28,890	127,00,08,831	131,91,28,890
	-	Percentage of shareholding (refer note 9 below)	46.90%	48.61%	49.00%	46.90%	49.00%
	B.	‘A’ Ordinary shares
	-	Number of shares	47,77,06,033	47,77,05,603	46,33,32,667	47,77,06,033	46,33,32,667
	-	Percentage of shareholding	99.12%	99.12%	96.14%	99.12%	96.14%
2	Promoters and promoter group shareholding
	A.	Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	7,10,00,000	7,10,00,000	7,85,00,000	7,10,00,000	7,85,00,000
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	7.55%	7.55%	8.38%	7.55%	8.38%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	2.62%	2.62%	2.92%	2.62%	2.92%
	(b)	Non-encumbered
	-	Number of shares	86,90,56,205	86,90,56,205	85,85,56,205	86,90,56,205	85,85,56,205
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	92.45%	92.45%	91.62%	92.45%	91.62%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	32.09%	32.09%	31.90%	32.09%	31.90%
	B.	‘A’ Ordinary shares
	(a)	Pledged / Encumbered
	-	Number of shares	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—
	-	Percentage of shareholding (as a % of the total share capital of the Company)	—	—	—	—	—
	(b)	Non-encumbered
	-	Number of shares	42,53,587	42,53,587	1,86,00,448	42,53,587	1,86,00,448
	-	Percentage of shareholding (as a % of the total shareholding of promoter and promoter group)	100.00%	100.00%	100.00%	100.00%	100.00%
	-	Percentage of shareholding (as a % of the total share capital of the Company)	0.88%	0.88%	3.86%	0.88%	3.86%

	Particulars		Quarter ended March 31, 2013
B	INVESTOR COMPLAINTS
		Pending at the beginning of the quarter	8
		Received during the quarter	19
		Disposed off during the quarter	26
		Remaining unresolved at the end of the quarter	1

Notes:-

1)	Standalone Statement of Assets and Liabilities:

(Rs. in crores)
			As at March 31,
	Particulars		2013	2012
			Audited	Audited
A	EQUITY AND LIABILITIES

1.	SHAREHOLDERS’ FUNDS
	(a)	Share capital	638.07	634.75
	(b)	Reserves and surplus (refer note 7 below)	18,496.77	18,732.91

		Sub-total - Shareholders’ funds	19,134.84	19,367.66

2.	NON-CURRENT LIABILITIES
	(a)	Long-term borrowings	8,051.78	8,004.50
	(b)	Deferred tax liabilities (net)	1,963.91	2,105.41
	(c)	Other long-term liabilities	1,238.44	1,959.63
	(d)	Long-term provisions	691.19	685.56

		Sub-total - Non-current liabilities	11,945.32	12,755.10

3.	CURRENT LIABILITIES
	(a)	Short-term borrowings	6,216.91	3,007.13
	(b)	Trade payables	8,455.02	8,705.53
	(c)	Other current liabilities	4,923.10	7,470.95
	(d)	Short-term provisions	1,509.58	2,954.56

		Sub-total - Current liabilities	21,104.61	22,138.17

		TOTAL - EQUITY AND LIABILITIES	52,184.77	54,260.93

B	ASSETS

1.	NON-CURRENT ASSETS
	(a)	Fixed assets	20,208.54	19,056.19
	(b)	Non-current investments	18,171.71	17,903.29
	(c)	Long-term loans and advances	3,575.24	3,488.11
	(d)	Other non-current assets	94.32	100.42

		Sub-total - Non-current assets	42,049.81	40,548.01

2.	CURRENT ASSETS
	(a)	Current investments	1,762.68	2,590.26
	(b)	Inventories	4,455.03	4,588.23
	(c)	Trade receivables	1,818.04	2,708.32
	(d)	Cash and bank balances	462.86	1,840.96
	(e)	Short-term loans and advances	1,532.09	1,871.74
	(f)	Other current assets	104.26	113.41

		Sub-total - Current assets	10,134.96	13,712.92

		TOTAL - ASSETS	52,184.77	54,260.93

2)	Figures for the previous periods / year have been regrouped / reclassified, wherever necessary.
3)	Other income for the quarter and year ended March 31, 2013, includes dividends from subsidiary companies of Rs.9.09 crores and Rs.1,583.58 crores, respectively ( Rs.9.09 crores and Rs.113.83 crores for the quarter and year ended March 31, 2012, respectively).
4)	Subsequent to the year ended March 31, 2013 :
(a)	The Company has allotted 1,17,89,695 Ordinary shares upon conversion of 306, 4% Foreign Currency Convertible Notes (FCCN) due 2014.
(b)	TML Holdings Pte Ltd, (Singapore), a wholly owned subsidiary of the Company, redeemed 25,85,463 Cumulative Redeemable Preference shares of USD 100 each at par, for a consideration of Rs.1415.17 crores.
5)	(a)	Debt Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/(Interest on Long term Loans + Repayment of Long term Loan during the year)*
(b)	Interest Service Coverage Ratio = (Profit from Ordinary Activities before Tax+Interest on Long term Loans)/Interest on Long term Loans*

*	For the purpose of calculation, loans having original maturity of more than 360 days are considered as Long term Loans.

6)	In October 2008, the Company moved the Nano project from Singur in West Bengal to Sanand in Gujarat. In June 2011, the newly elected Government of West Bengal (State Government) enacted a legislation to cancel land lease agreement. The Company challenged the legal validity of the legislation. In June 2012, the High Court of Calcutta ruled against the validity of the legislation and restored Company’s rights under the land lease agreement. The State Government has filed an appeal in the Supreme Court of India, which is pending disposal. Based on management’s assessment no provision is considered necessary to the carrying cost of buildings at Singur.
7)	Pursuant to the announcement by the Council of the Institute of Chartered Accountants of India in March 2013, the balance in “Foreign Currency Monetary Item Translation Difference Account (net)” of Rs.258.35 crores (debit) as at March 31, 2012, has been reclassified to Reserves and Surplus. This was earlier shown as a separate line item in the Balance Sheet.
8)	The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing of the vehicles sold by the Company. These, in the context of Accounting Standard 17 on Segment Reporting, as specified in the Companies (Accounting Standards) Rules, 2006, are considered to constitute one single primary segment.
9)	The percentage of Public shareholding of Ordinary shares as on March 31, 2013 excludes 18.39% (16.18% as on March 31, 2012) of Citibank N.A. as Custodian for Depository shares.
10)	The Board of Directors has recommended dividend of Rs.2/- per Ordinary share of Rs.2/- each and Rs.2.10 per ‘A’ Ordinary share of Rs.2/- each for the financial year 2012-13 (previous year Rs.4/- per Ordinary share of Rs.2/- each and Rs.4.10 per ‘A’ Ordinary share of Rs.2/- each), subject to approval of the Shareholders. Tax on dividend will be borne by the Company.
11)	Figures for the quarter ended March 31, 2013 and March 31, 2012 represent the difference between the audited figures in respect of the full financial years and the audited figures for the nine-months ended December 31, 2012 and December 31, 2011, respectively.
12)	The Statutory Auditors have carried out an audit of the above results stated in Part I (B) and Part II for the year ended March 31, 2013.

The above results have been reviewed by the Audit Committee of the Board and were approved by the Board of Directors at its meeting held on May 29, 2013.

Tata Motors Limited

Cyrus P Mistry
Mumbai, May 29, 2013	Chairman

For further press queries please contact Mr Debasis Ray at +91 22 6665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.